                                                                Registration No.
                                                                1940 Act No.


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM S-6


A. Exact name of trust: Gen-Net Realty Unit Investment Trust, Corporate and Government Series

B.   Name of depositor: Genesis Financial Group, Inc.

C.   Complete address of depositor's principal executive offices:

     One Oakland Towne Square, 14th Floor, Southfield, Michigan  48076

D.   Name and complete address of agent for service:

     John D. Ellsworth, 100 Scoular Building, 2027 Dodge Street, Omaha, Nebraska 68102

E. Title and amount of securities being registered: 7,000 units of beneficial interest, designated as "Units"

F.   Approximate date of proposed sale to the Public:

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              Subject to Completion
                        Dated ____________________, 2000


                      GEN-NET REALTY UNIT INVESTMENT TRUST
                         Corporate and Government Series
--------------------------------------------------------------------------------

     THE TRUST. Gen-Net Realty Unit Investment Trust, Corporate and Government Series (the "Trust") is a Michigan grantor trust consisting of a portfolio of primarily commercial real estate oriented investments selected to provide the potential for a high level of current income and capital preservation.

     In seeking to achieve its objective -- provide the potential for a high level of current income and capital preservation -- the Trust's portfolio consists primarily of contractual investments ("Assignments of Rents") that provide income from a stream of predictable rental payments generated by long term leases of commercial real estate to creditworthy tenants consisting of Fortune 500 corporations, the U.S. Postal Service or federal or state agencies. Under the terms of the leases, the tenants are responsible for paying the primary expenses associated with operating the leased properties including real estate taxes, insurance, repairs, maintenance and monthly property management.

     The Trust may also hold in its portfolio from time to time on a short term basis U.S. Treasuries, corporate bonds rated BBB+ or better, state issued bonds and money market funds. These various debt instruments are held by the Trust as cash equivalents and are not, in and of themselves, intended to fulfill the objective of the Trust which entails providing the potential for a high level of current income. The Assignments of Rents and the above-described debt instruments are collectively referred to herein as the Trust's "Securities."

     The Trust has a mandatory termination date of December 30, 2004. See "Summary of Essential Information." There is, of course, no guarantee that the objective of the Trust will be achieved during the course of its existence and upon its liquidation.

     Each Unit of the Trust represents an undivided fractional interest in all the Securities deposited in the Trust. The value of the Assignments of Rents, which constitute the substantial part of the Trust's portfolio, is based on the original purchase price paid for them on their initial date of deposit into the Trust. The value of an Assignment of Rents may be reduced if in the judgment of Genesis Financial Group, Inc. (the "Depositor-Sponsor") an extraordinary condition, such as a default in the rent payments under the lease, requires a re-valuation of the Assignment of Rents using a third party appraiser selected by the Depositor-Sponsor.

     The other Securities comprising the Trust portfolio represent a relatively small portion of the total funds invested by the Trust. Although deemed by the Depositor-Sponsor to be unlikely, the value of a Unit would be adversely affected by the default in any payment of principal or interest due under these debt instruments or the money-market funds interests deposited in the Trust. Moreover, a decrease in interest rates will reduce the value of the Securities held in the Trust, thereby adversely affecting the value of the Units.

     During the offering period in which the Trust is offering the Units for purchase by investors pursuant to this Prospectus, the purchase price of the Units will not be adjusted regardless of changes in the value of any Securities held by the Trust.

     Upon the liquidation of the Securities held in the Trust's portfolio on the Trust's Mandatory Termination Date or in the event of an earlier termination of the Trust, the net proceeds received by the Trust may be greater or less than the funds invested by the Trust upon its purchase of the portfolio Securities. See "Risk Factors."

     The Depositor-Sponsor expects that, from time to time during the offering period of up to approximately 365 days from the date of this Prospectus, it will deposit Securities into the Trust. Such deposits may result in the Trust experiencing a yield that is either greater or less than the yield originally anticipated by the Depositor-Sponsor depending on interest rate fluctuations during the offering period and the terms on which the Depositor-Sponsor is able to acquire Securities on behalf of the Trust. In addition, during the offering period and thereafter until all of the net proceeds from this Offering have been applied towards the purchase of Securities, the percentage of Assignment of Rents compared with other Securities in the Trust portfolio may vary somewhat which would cause the aggregate yield on the Trust's portfolio to vary from that originally contemplated by the Depositor-Sponsor.

--------------------------------------------------------------------------------
THE UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

         The date of this Prospectus is ______________________________.

                        SUMMARY OF ESSENTIAL INFORMATION
--------------------------------------------------------------------------------

       As of the date of this Prospectus - ________________________, 2000


Depositor-Sponsor:         Genesis Financial Group, Inc.
                           One Oakland Towne Square, 14th Floor
                           Southfield, Michigan  48076


Trustee:                   Citizens First Savings Bank
                           555 Water Street
                           P.O. Box 5012
                           Port Huron, Michigan 48061-5012

Evaluator:                 Genesis Financial Group, Inc.

Maximum Number of Units in Offering .........................................................7,000
Fractional Undivided Interest in the Trust per Unit
         (assuming maximum Units acquired) ................................................0142857
Public Offering Price per Unit .............................................................$5,000
Maximum Sales Charge of 4.5% of Public Offering Price Per Unit (1)............................$225
Estimated Organizational Costs per Unit (assuming maximum Units) (2)...........................$50
Trustee's Annual Fee ..........................................................................
Other Estimated Annual Trust Expenses .........................................................
Mandatory Termination Date ..................................................... December 30, 2004
Income Distribution Date (3)
Date of Initial Deposit of Securities (4)
CUSIP Number ..................................................................................
Fiscal Month-end of Trust.................................................................December

     (1) The sales charge for sales of Units during the offering period is 4.5% of the Public Offering Price of $5,000 per Unit. There is no deferred sales charge. There is reduction in the sales charge based on the number of Units acquired by an investor. There is no waiver of the sales charge for certain defined categories of investors.

     (2) The organizational costs per Unit are based on estimated legal and accounting fees, printing, filing fees and miscellaneous charges aggregating approximately $350,000.

     (3) The date for the initial income distribution is at the end of the first full quarter following the initial deposit of Securities with the Trust by the Depositor-Sponsor.

     (4) The date of the initial deposit of Securities with the Trust will depend on when the minimum number of Units has been sold in order to distribute proceeds from escrow, and thereafter the net proceeds made available to the Depositor-Sponsor are used by it to acquire Securities for the Trust.

WHAT IS GEN-NET REALTY UNIT INVESTMENT TRUST?

     Gen-Net Realty Unit Investment Trust, Corporate-Government Series (the "Trust"), is a grantor trust formed under Michigan law and organized by Genesis Financial Group, Inc., a Michigan corporation (the "Depositor-Sponsor"). The Trust was created by the Depositor-Sponsor and one of its officers in April of 2000. Thereafter, an amended and restated trust agreement (the "Indenture") entered into between the Depositor-Sponsor and Citizens First Savings Bank (the "Trustee") on _______________________, 2000.

     The Trust is intended to consist of a portfolio of investments selected and purchased on behalf of the Trust by the Depositor-Sponsor. The Depositor-Sponsor has organized this offering of undivided beneficial interests in the Trust ("Units") in order to obtain funds from the net proceeds of the sale of the Units which are then used to acquire the investments for the Trust's portfolio.

     The portfolio of the Trust's investments will consist primarily of rights to the rents paid on leases of commercial real estate (the "Leased Property") that is acquired and owned by the Depositor-Sponsor. The funds used to acquire the Leased Property come from the net proceeds of the sale of Units. In exchange for the net proceeds the Depositor-Sponsor grants to the Trust the contractual right to receive the rents from the leases on the Leased Property for a specified term of years. These rights are set forth in an assignment of rents from the Depositor-Sponsor to the Trust ("Assignment of Rents"). An Assignment of Rents provides for the monthly transfer of a defined sum of rental income received by the Depositor-Sponsor as the lessor for a set period of time. At the end of that period, the Assignment of Rents requires that the Depositor-Sponsor pay the Trust an amount equal to the lesser of the proceeds received by the Depositor-Sponsor upon the sale or other disposition of the Leased Property or the amount originally paid by the Trust to the Depositor-Sponsor in order for it to acquire the Leased Property.

     The Indenture also permits the Trust to hold short term investments in the form of U.S. Treasuries, corporate bonds rated BBB+ or better, state and local government bonds and money market funds (collectively, together with the Assignments of Rents, referred to as the "Securities").

     The investment objective of the Trust is to provide the potential for a high level of current income and capital preservation for a set period of time. Thereafter, the Trust will terminate, liquidate its portfolio of Securities and distribute the net proceeds on liquidation to the Unitholders according to the terms provided in the Indenture. There is no assurance that the Trust will be able to achieve its objective of a high level of current income and capital preservation.

     The Securities in the Trust portfolio, particularly the Assignments of Rents, are determined by the Depositor-Sponsor whose principals are experienced in selecting and negotiating the acquisition of net leased, single-tenant commercial real estate. With respect to the selection of the other Securities, the principals of the Depositor-Sponsor will consult with registered securities brokers in determining which Securities to acquire and timing issues involved in choosing those Securities. To the extent that the services of securities brokers are utilized by the Depositor-Sponsor, there are no fees, commissions or other charges incurred by the Trust except those commissions typically charged in connection with the purchase or sale of such Securities. The securities brokers who may be consulted by the principals of the Depositor-Sponsor are unaffiliated; however, the two parties may from time to time engage in other securities transactions on behalf of parties other than the Trust.

     The Trust will commence holding the Assignments of Rents and other Securities in its portfolio once (1) the Trust offering has sold the minimum number of Units required to distribute offering proceeds from escrow to the Depositor-Sponsor; and (2) the Depositor-Sponsor has identified suitable Leased Property acquisition prospects, consummated purchases and deposited the Assignment of Rents and possibly other Securities with the Trust. The Trust will distribute income generated by the Securities to its Unitholders at the end of the first full quarter following the initial deposit of Securities with the Trust by the Depositor-Sponsor and at the end of each quarter thereafter (the "Income Distribution Date").

WHAT ARE THE OFFERING TERMS?

     The Offering commences on the date of this Prospectus and continues for a period of one year thereafter or until all of the Units being offered pursuant to the Offering have been purchased by investors or until the Depositor-Sponsor elects to terminate the Offering, whichever event occurs first.

     The Offering consists of the offer and sale of up to a maximum of 7,000 Units at a purchase price of $5,000 per Unit. Prospective purchasers must sign a subscription agreement (see Exhibit ____) , be determined by the Depositor-Sponsor and the appropriate distributor to be a qualified investor in the Trust and pay by check with good funds for the full amount of the Unit(s) purchased. An investor cannot purchase less than one whole Unit.

     The Offering requires that a minimum of $1,400,000 in proceeds from the subscription of 280 Units be collected and held in escrow before termination of the offering period in order for net proceeds of the Offering to be distributed to the Depositor-Sponsor in order for it to purchase Securities for the Trust portfolio. Unless and until the minimum of $1,400,000 in proceeds is collected from approved investors, all proceeds of the Offering must be held in escrow in a designated escrow account at Citizens First Savings Bank. The Depositor-Sponsor, its principals and any affiliated entity may acquire for cash up to ten (10) of the 80 Units needed in order to permit the disbursement of offering proceeds from escrow.

     The Offering price of $5,000.00 per Unit was determined arbitrarily by the Depositor-Sponsor and has no relation to any market value since no organized market for the Units exists, nor is one likely to develop after the completion of the Offering even though the Units will have been registered publicly and may be offered for sale by a holder.

     Prospective investors should not expect that the Units will be liquid or necessarily can be redeemed in order to recover any portion of their investment prior to the Mandatory Termination Date of the Trust on December 30, 2004.

     The Units are offered to prospective investors through registered broker-dealer firms, who are members of the NASD, Inc. These firms are making the offering on a "best efforts basis," meaning there is no assurance by the broker-dealer firms that they will be able to cause enough investors to acquire Units so that the Offering will be fully subscribed. The broker-dealer firms will be paid a selling commission of four and one-half percent (4.5%) of the purchase price for each Unit subscribed for and acquired by investors.

WHAT ARE THE RISK FACTORS TO CONSIDER?

     An investment in the Units involves certain risks, some of which are peculiar to the Depositor-Sponsor and others of which are inherent in all similar real estate investments. In analyzing the offering, prospective investors should consider carefully, among other factors, the effect, if any, of the following:

     RISKS ASSOCIATED WITH LEVERAGE. On an aggregate basis the Depositor-Sponsor may borrow up to 75% of the purchase price of the Leased Property. The use of borrowed funds in the purchase of Leased Property is referred to as "Leverage".

          USE OF LEVERAGE, GENERALLY. The effects of utilizing leverage are to increase the number of Leased Property that may be purchased with the Depositor-Sponsor's funds available for investment, to increase the potential for gain, to increase the aggregate amount of depreciation available to the Depositor-Sponsor. To acquire greater number of investments, the Depositor-Sponsor would need to utilize greater funds to make debt service payments resulting from such higher leverage, which could result in less funds available for distributions to the Unitholders. To the extent that the Depositor-Sponsor uses leverage or increased amounts of leverage in the purchase of its Properties the potential for gain and risk of loss will be increased accordingly. If the Depositor-Sponsor defaults on secured indebtedness, the lender may foreclose, and the Depositor-Sponsor could lose its investment in the Leased Property. Mortgage market conditions and the policies of the Federal Reserve Board may make it difficult to obtain mortgages on acceptable terms.

          RISKS OF BALLOON PAYMENT OBLIGATIONS. The Depositor-Sponsor will seek to acquire Leased Property which are subject to mortgage loans which have a term of not less than ten (10) years, which provide for the amortization of the entire loan principal, or a substantial portion thereof, prior to maturity, or which do not require a balloon payment (i.e., a substantial lump sum principal payment) to be paid within the anticipated holding period for the Leased Property. Nevertheless, the Depositor-Sponsor may incur borrowing not meeting the foregoing standards if it is deemed to be in the best interests of the Depositor-Sponsor. Mortgages with balloon payments involve greater risks than mortgages whose principal amount is amortized over the term of the loan, since the ability of the Depositor-Sponsor to repay the outstanding principal amount at maturity may be dependent upon the Depositor-Sponsor's ability to obtain adequate refinancing or to sell the Leased Property, which will in turn be dependent upon economic conditions in general and the value of the underlying Leased Property in particular. There is no assurance that the Depositor-Sponsor will be able to refinance any such balloon payment mortgages at maturity. Further, a significant shrinkage in the value of the underlying Leased Property could result in a loss of the Property by the Depositor-Sponsor through foreclosure.

          DETERMINATION OF UNIT OFFERING PRICE. The Depositor-Sponsor has determined the offering price for the Units based on a number of factors. The purchase price of a Unit does not bear a direct relationship to any single objective factor or group of objective factors, such as the financial condition of the Trust or its assets. Accordingly, there is no assurance that the Unit purchase price reflects the actual value of the Units. There is no assurance that the Units will have a price determined by market factors.

          DILUTION. Investors will pay the same price for Units during the Offering period of up to one year whether they acquire them before or after the Depositor-Sponsor has made any investments. If investments previously acquired by the Depositor-Sponsor have depreciated in value, the value of the Units purchased by the investor later in the offering will be diluted immediately upon the purchase of the Units.

          INVESTMENT PLAN MAY BE UNDERCAPITALIZED. If the Depositor-Sponsor raises a minimal amount of proceeds through this Offering, it will be less able to achieve a planned diversification of commercial real estate Leased Property, the percentage of the gross offering proceeds applied to Leased Property acquisition expenses will be higher, and the Depositor-Sponsor may not be able to fully pursue its investment strategy.

          UNSPECIFIED PROPERTY. The Depositor-Sponsor has not identified any specific Leased Property in which to invest. Because Properties are not identified, prospective investors are unable to investigate included Leased Property. However, this Prospectus will be amended or supplemented at any time a reasonable probability exists that a specific Leased Property will be acquired by the Depositor-Sponsor which would result in an additional Assignment of Rents becoming part of the Trust's portfolio.

          RISKS OF PROPERTY LEASED TO A SINGLE TENANT. In leases with single tenants, the continued viability of the lease will depend on the continued financial viability of one tenant. If the tenant fails and the lease is terminated, the Depositor-Sponsor would incur a reduction in cash flow from the Leased Property and the value of the Leased Property would be decreased. Also, where two or more Leased Properties have the same tenant, or related tenants, the continued viability of each Leased Property would depend directly on the financial viability of a single tenant.

          RISKS OF NET LEASES. Net leases frequently provide the tenant greater discretion in using the Leased Property than ordinary property leases, such as the right to freely sublease the Leased Property, to make alterations in the leased premises, and to obtain early termination of the lease under specified circumstances. Further, net leases are typically for longer lease terms and thus, there is an increased risk that any rental increase clauses in future years will fail to result in fair market rental rates during those years.

     In the event that a lease is terminated, there can be no assurance that the Depositor-Sponsor will be able to lease the property for the rent previously received or would be able to sell the Leased Property without incurring a loss. The Depositor-Sponsor could also experience delays in enforcing its rights against defaulting tenants. For example, in the event a defaulting tenant declared bankruptcy, the Depositor-Sponsor would likely be unable to promptly recover the Leased Property from the tenant under the bankruptcy proceedings and there is no assurance that the Depositor-Sponsor would receive rent in such proceedings sufficient to cover its expenses with respect to the Leased Property. In the event a tenant does not pay rent, it is likely the Depositor-Sponsor would not only lose the net cash flow from the Leased Property but also might need to use cash flow generated by other Leased Property to meet mortgage payments on the defaulted Property in order to prevent foreclosure.

          RISKS OF REAL ESTATE INVESTMENTS. Equity real estate investments are expected to limit the ability of the Depositor-Sponsor to vary its portfolio promptly in response to changing economic, financial and investment conditions. Such investments will be subject to risks such as adverse changes in general economic conditions or local conditions (for example, excessive building resulting in an oversupply of existing space or a decrease in employment reducing the demand for real estate in the area), as well as other factors affecting real estate values (i.e., rent controls, increasing labor, materials and energy costs, the attractiveness of the neighborhood, etc.). Equity investments are also subject to such risks as adverse changes in interest rates, the availability of long-term mortgage funds and additional debt financing, and the ability of the Depositor-Sponsor to provide for adequate maintenance of its Properties.

          AMOUNT OF DIVERSIFICATION. The offering is being made on a "best efforts" basis, and there is no assurance that the Depositor-Sponsor will be fully subscribed. The Depositor-Sponsor's potential profitability and its ability to diversify its acquisitions and investments both geographically and by number and type of investments purchased will be in part determined by the amount of funds at its disposal.

          RISKS OF INVESTING IN SPECIAL PURPOSE PROPERTIES. The Depositor-Sponsor may acquire Properties which are specifically suited to the needs of particular tenants, including office, retail or industrial facilities. It may be difficult for the Depositor-Sponsor to sell special purpose Leased Property to persons other than the type of tenant for which the facility was constructed.

          COMPETITION FOR INVESTMENTS. The results of Depositor-Sponsor operations will depend upon the availability of suitable opportunities for investment, which in turn depends to a large extent on the type of investment involved, the condition of the money market, the nature and geographical location of the Leased Property, competition and other factors, none of which can be predicted with certainty. The Depositor-Sponsor will be competing for acceptable investments with other financial institutions, including insurance companies, pension funds and other institutions, real estate investment trusts and limited partnerships which have investment objectives similar to those of the Depositor-Sponsor. Many of these competitors have greater resources than the Depositor-Sponsor and have greater experience than the principals of the Depositor-Sponsor.

          RISKS OF UNINSURED LOSSES. The Depositor-Sponsor will arrange for comprehensive insurance, including fire, liability and extended coverage on all investment properties. However, there are certain types of losses (generally of a catastrophic nature) which may be either uninsurable or not economically insurable. These losses generally include those resulting from war, earthquakes and floods, in addition to punitive damages. If any such disaster occurs and is not covered by insurance, the Depositor-Sponsor might suffer a loss of capital invested and any profits which might be anticipated from the Leased Property. The Depositor-Sponsor may obtain earthquake and flood insurance for its Leased Property.

          RELIANCE ON DEPOSITOR-SPONSOR MANAGEMENT. The Unitholders do not have any active participation in management of the Depositor-Sponsor or in the investment of the proceeds of this offering, and, therefore, must rely on the management, acquisition expertise, and decisions regarding Property investments provided by the Depositor-Sponsor's officers and employees. None of the Depositor-Sponsor's Directors and only one of its officers, Gregory S. Barton, is a full-time employee of the Depositor-Sponsor. The

Bartons and the Directors of the Depositor-Sponsor have substantial collective experience in commercial and industrial real estate acquisition and investment analysis.

          LACK OF MARKET FOR THE UNITS. Although the Units are expected to be freely transferable, there is not expected to be an established public market for the Units in the foreseeable future and, therefore, the Units are illiquid and considered to be long-term investments.

          DELAY IN INVESTMENT IN REAL ESTATE. Although the Depositor-Sponsor will be constantly reviewing available Leased Property, there will be a delay between the time investors purchase their Units and the time the net proceeds of the offering are invested in real estate interests. A delay in the Depositor-Sponsor's investment of offering proceeds in real estate would delay the Trust's receipt of rents from such investment properties and would delay the time that distributions would otherwise be made to Unitholders.

          RISKS FOR IRAS AND INVESTORS SUBJECT TO ERISA. Fiduciaries of a pension, profit sharing or other employee benefit Plan subject to ERISA should consider whether the investment in Units of the Depositor-Sponsor satisfies the diversification requirements of ERISA, whether the investment is prudent in light of possible limitations on the marketability of the Units, whether the investment would be an improper delegation of control over or responsibility for Plan assets and whether such fiduciaries have authority to acquire such Units under the appropriate governing instrument and Title I of ERISA. Also, fiduciaries of an Individual Retirement Account ("IRA") should consider that an IRA may only make investments that are authorized by the appropriate governing instrument.

          RISKS UNDER PROPERTY LEASES. The underlying value of the leases on Leased Property and the Trust's ability to make distributions to Unitholders may be adversely affected by the changes in national economic conditions, changes in local market conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, the impact of present or future environmental legislation and capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters which may result in uninsured losses, acts of war, adverse changes in zoning laws, and other factors which are beyond control of the Lessees of the Properties and the Depositor-Sponsor.

     A default by the lessee will cause the Depositor-Sponsor to experience delays in enforcing its right as an assignee under an Assignment of Rents agreement regarding a Property. A default of a lessee may also cause the Depositor-Sponsor to incur significant costs related to protecting its investments. In addition, there is no assurance that if the Lessee defaults, the Depositor-Sponsor will be able to secure a new lessee, or if the

Depositor-Sponsor does secure a new lessee, that the new property lease will contain terms as favorable as the terms of the prior lease.

     Further, because real estate generally is subject to real property taxes, the Depositor-Sponsor may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the Properties underlying the Assignment of Rents by taxing authorities. There can be no assurance that the Depositor-Sponsor will be able to dispose of its underlying real estate assets when advantageous or necessary.

     The leases being acquired by the Depositor-Sponsor may vary significantly. However, at a minimum with respect to each Federal/State government agency lease, the landlord is responsible for repairs to structural elements in the building and all parts of the roof system, repairs required by fire and other casualties and repairs caused by any construction defect. The failure of the Depositor-Sponsor to perform such repairs completely and on a timely basis is ground for default under each lease. In that event, the payments of rent assigned to the Trust would be in jeopardy.

     The leases may provide that the lessees will reimburse the landlord for all real estate taxes paid on the premises. However, the landlord must have funds available to pay the taxes on a timely basis. Otherwise, the landlord's failure to pay the real estate taxes is ground for default under each lease. This could jeopardize the rental payments to the Trust.

     The lessee and the lessor of a Leased Property underlying an Assignment of Rents must maintain comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of the Leased Property. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Owner might not be adequate to restore its economic position with respect to such property.

     Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or redemption of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the storage of such substances was in violation of a tenants lease. In addition, the presence of hazardous or toxic substances, or the failure to remedial such property properly may adversely affect the Depositor-Sponsor ability to borrow using such real property as collateral. No assurance can be given that the Depositor-Sponsor may not be presently liable or potentially liable for any such costs in connection with real estate assets it presently owns or subsequently acquires while the Assignment of Rents are held in the

Trust. In the case of some post offices, the U.S. Postal Service has the right at any time during the lease terms to acquire the Leased Property at pre-set prices. For instance, the leasee is entitled to acquire a property at the completion of construction of the post office. While the landlord can expect to receive a profit over the purchase price in that event, the Trust would be foreclosed from receiving rental stream as expected.

     FIXED RENTAL PAYMENTS. The Property Leases provide for a fixed rental payment over the term of the lease. In this regard, they resemble bond type interest payments. Because some of the leases do not adjust with inflation, they are vulnerable to loss of value over time due to rising prices. If the Depositor-Sponsor offered its Leased Property which is subject to net leases and the Assignments of Rents therefrom for sale in a climate of rising prices, the value that they could bring might be substantially less than what the Trust paid to acquire the Assignments of Rents.

     CONFLICTS OF INTEREST. The Depositor-Sponsor and its Affiliates are engaged in businesses related to the business and objectives for which the Trust has been organized and may have competing or conflicting interests and objectives. Potential conflicts of interest include the following: (1) affiliates of the Depositor-Sponsor will earn fees or profits, both directly and indirectly, in connection with sales of the Units; (2) the Depositor-Sponsor and its affiliates may earn profits, upon the acquisition of the rights to rental income via Assignment of Rents from leases owned by them; and (3) the attorneys, accountants and other advisors who have rendered services to the Trust may have also rendered services to the Depositor-Sponsor or its Affiliates, or may be affiliated with the Depositor-Sponsor.

     BANKRUPTCY RELATED RISKS. If the Lessees were to become bankrupt and if the bankruptcy trustee were to reject a Property Lease with the Owner, payments needed by the Owner to repay any mortgage loan(s) would stop. Under Section 502(b)(6) of the Federal Bankruptcy Code, a claim by a lessor for damages resulting from the rejection of the lease of real property in connection with the bankruptcy proceedings affecting the lessee shall be allowed except to the extent such claims exceeds:

     a. the rent reserved by such lease, without acceleration, for the greater of one year or fifteen (15%) percent not to exceed three years, of the remaining term of such lease, following, the earlier of:

          i.   the date of the filing of the petition, and

          ii. the date on which such lessor repossessed, or the lessee surrendered, the leased property; plus

     b. any unpaid rent due under such lease, without acceleration, on the earlier of such dates.

In any event, there can be no assurance that the damages for rejection of any Property Lease would be sufficient to repay any mortgage loan(s). A foreclosure by a mortgagee could cause the loss of a portion of an investors principal in the Units.

     LIMITED TRANSFERABILITY OF UNITS - MEDIUM TERM NATURE OF INVESTMENT. The Units have limited transferability. Even though the Depositor-Sponsor will use its best efforts to effect the sale or transfer of a Unit on behalf of any Unitholder who may wish to sell a Unit, there is no public trading market for the Units and none is expected to develop in the future.

     Transfers of Units may result in significant adverse tax consequences to the transferor. Because of the foregoing restrictions on transfer and the potential adverse consequences of a transfer of a Unit, Unitholders of Units may not be able to liquidate their investments in the event of emergency or for any other reason. Also, Units may not be readily acceptable as collateral for a loan. The purchase of Units should be considered only as a long term investment and is not suitable for persons who may need to liquidate their investment. All investment decisions with respect to the selection, acquisition, sale or liquidation of the Securities will reside in the Depositor-Sponsor. The Unitholders do not have a right to participate in these decisions. Accordingly, no person should purchase any of the Units offered hereby unless willing to entrust all aspects of the investment decisions regarding the Securities to the Depositor-Sponsor.

     LOSS OF VALUE OF SECURITIES. The securities included in the Trust portfolio other than the Assignment of Rents may lose market value due to fluctuations in interest rates or reduced creditworthiness of the issuers. This loss of value may be reflected in the value of a Unit at the Mandatory Termination Date or upon redemption being less than its purchase price.

     LIMITED ROLE OF TRUSTEE. The Trustee has a limited role under the terms and conditions of the Indenture, such that the Trustee operates on instructions from the Depositor-Sponsor and holds the Securities as a custodian. The Trustee does not have the authority under the Indenture to act in a fiduciary capacity. All investment decisions and decisions with respect to the disposition of funds to and from the Trust itself are made by the Depositor-Sponsor and not the Trustee. The Trustee's role in protecting the Trust assets is limited and should not be exclusively relied upon by any investor.

WHAT ARE THE SECURITIES?

     The Trust assets will consist primarily of the Assignments of Rents. These are contractual instruments that require the Depositor-Sponsor, as the owner and lessor of commercial real estate leased to certain qualifying tenants, to transfer to the Trust on a monthly basis the net rental income generated from the leases. The Assignment of Rents provide for the transfer of the net rental income to the Trust for a specified period of time.

The end of the period set forth in the Assignment of Rents is coordinated with the Mandatory Termination Date for the Trust, but the monthly payments to the Trust could terminate sooner in the event of a default in the lease payments to the Depositor-Sponsor or a default by the Depositor-Sponsor under the Assignment of Rents.

     Upon termination of the monthly payments under the Assignment of Rents, the Depositor-Sponsor is required to sell or make other disposition of the Leased Property. Within 180 days of the termination, the Depositor-Sponsor must pay to the Trust an amount equal to the lesser of the Trust's original payment to the Depositor-Sponsor upon purchasing the Assignment of Rents or the net proceeds received by the Depositor-Sponsor upon the sale of the Leased Property.

     In order for an Assignment of Rents to be deposited with the Trustee, the Depositor-Sponsor must confirm that the following conditions have been met:

     a) The property is leased to a single tenant pursuant to a net lease having a remaining term of at least five (5) years. A "net lease" is a commercial lease in which a majority of the costs of operating the Leased Property including real estate taxes, insurance repairs and maintenance are paid for by the tenant as part of its monthly rental payment to the landlord. The non-governmental tenant is typically not responsible for capital costs such as roof replacement, structural alterations or replacement of the mechanical, electrical or plumbing systems.

     b) The tenant under the lease is either a Fortune 500 company with a BBB+ or better Standard & Poor's or equivalent credit rating or a federal or state agency or the U.S. Postal Service.

     c) The aggregate indebtedness to lenders encumbering the leased property cannot exceed 75 percent of the purchase price of the Leased Property at the time it is acquired by the Depositor-Sponsor.

     d) After its acquisition, the Depositor-Sponsor must hold fee simple title in the Leased Property, subject only to the encumbrances referred to above and any minor restrictions of record.

     The Trust is also permitted to hold short term U.S. Treasuries, corporate bonds rated B+ or better, bonds issued by state and local governments and money-market funds. These Securities will typically be acquired by the Trust in preparation for collecting sufficient funds in order for the Depositor-Sponsor to acquire the Leased Property and thereby generate an Assignment of Rents for the Trust. The Trust may also acquire short-term Securities in preparation for making a distribution to the Unitholders. The purpose of these Securities is to provide a return to the Trust on funds that are not at that time invested in the Assignments of Rents. The Trust Indenture prohibits the Trust from using more than twenty-five percent (25%) of the Trust's assets to acquire any one security for the Trust portfolio.

HOW ARE THE TRUST'S SECURITIES SELECTED FOR, SUBSTITUTED WITHIN, OR ELIMINATED FROM THE PORTFOLIO?

     The Indenture provides that the Trust's Securities must consist primarily of Assignments of Rents and, secondarily, certain types of short-term debt instruments and money market funds. The Assignments of Rents and the other Securities are selected and acquired using the proceeds from the sale of Units by the Depositor-Sponsor who then deposits these Securities in the Trust. The selection criteria used by the Depositor-Sponsor are set forth in this Prospectus. See "What are the Securities."

     The Indenture has no specific requirements for the substitution or elimination of Securities in the Trust portfolio. Such decisions are discretionary with the Depositor-Sponsor. The Depositor-Sponsor may instruct the Trustee to sell one or more Securities in order, in the Depositor-Sponsor's judgment, to maintain a sound investment position for the Trust portfolio or if there is a default in a debt Security held by the Trust or if the Leased Property from which the Assignment of Rents is derived may be losing its tenant or if a materially better yield can be achieved by substituting a new security for one currently held by the Trust. There are many other examples which could justify the Depositor-Sponsor's decision to eliminate one and substitute another in the Trust's portfolio

WHAT ARE THE DEPOSITOR-SPONSOR'S PROFITS?

     The Depositor-Sponsor may elect to receive from the net proceeds of the Offering an acquisition fee of up to two percent (2%) of the purchase price of the property required by the Depositor-Sponsor whose rents under the lease on said property are assigned to the Trust. Whether or not the Depositor-Sponsor elects to receive all or a portion or none of the two percent (2%) acquisition fee depends on the effect of the fee on the target yield the Depositor-Sponsor is seeking to achieve from the particular Assignment of Rents.

     The Depositor-Sponsor is entitled to the profits, if any, that may result after the leased properties are sold following the termination of the Trust after the mandatory termination date. The Depositor-Sponsor must transfer to the Trustee the lesser of the net proceeds from the sale of Leased Properties for which the Trust holds Assignment of Rents or the purchase price paid by the Trust for the Assignment of Rents. Therefore, when the Leased Properties are sold and the amounts due the Trust have been paid, if there are net proceeds from the sale of the leased properties in excess of the purchase amount paid by the Trust to obtain the Assignments of Rents, the Depositor-Sponsor may elect to
(1) recover the organizational capital it invested in the Trust; and (2) retain the remainder of any excess as a profit.

     The Depositor-Sponsor will receive a property management fee of four and one-half percent (4.5%) of the collected rents from the leased properties. This fee is paid from the rents to the Depositor-Sponsor with the net amount thereafter paid to the Trust pursuant to the terms of the outstanding Assignments of Rents.

     A sales commission of four-point five percent (4.5%) per Unit may be earned on each consummated sale of a Unit by the registered broker-dealers who enter into distribution agreements with the Depositor-Sponsor. One of the potential distributors of the Units has as one of its registered persons Gregory S. Barton, who is also an officer of the Depositor-Sponsor.

HOW ARE INCOME AND CAPITAL DISTRIBUTED?

     The Trustee will distribute any net income received with respect to any of the Securities in the Trust on or about the Income Distribution Date to Unitholders of record on the preceding Income Distribution Record Date. The initial Income Distribution Date will be the last business day of the calendar quarter that immediately follows the quarter in which the initial Assignment of Rents is deposited into the Trust. Thereafter, the Income Distribution Date will be the last business day of each calendar quarter through the Mandatory Termination Date which is December 30, 2004. The Income Distribution Record Date shall be the twentieth day of the month in which there is an Income Distribution Date.

     Distributions of capital may be made by the Trustee to the Unitholders if
(1) the Depositor-Sponsor, in its sole discretion, authorizes the Trustee to redeem Unit(s) upon the written request of a Unitholder to the Trustee; and (2) in the event of the termination of the Trust upon the Mandatory Termination Date or otherwise as provided in the Trust Indenture.

     Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by the Trust if the Trustee has not been furnished the Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholders only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

     Within a reasonable time after the Trust is terminated, each Unitholder will, upon surrender of his or her Units for redemption, receive the pro rata share of the amounts realized upon the disposition of Securities up to 100% of the initial capital

     The Trustee will credit to the Income Account of the Trust any interest or dividends received on the Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of the Trust.

     The Trust may establish reserves within the Trust for state and local taxes, if any, and any government charges payable out of the Trust.

WHAT REPORTS WILL UNITHOLDERS RECEIVE?

     The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of the Trust the following information in reasonable detail: (1) a summary of transactions in the Trust for such year; (2) any Securities sold during the year and the Securities held at the end of such year by the Trust; and (3) amounts of income and capital distributed during such year.

     In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

HOW IS EVIDENCE OF OWNERSHIP ISSUED AND TRANSFERRED?

     The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. The person who is recorded as the initial owner of a Unit on the books of the Trustee is based solely on the written information supplied by the Depositor-Sponsor as to the purchaser of the Unit.

     The holders of Units issued by the Trust may elect to be issued Unit Certificates evidencing their interest in the Trust. Unit certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially. Otherwise, a holder's interest in the Trust is recorded on the Trustee's books, but no Unit Certificate is issued. If a Unit Certificate that has been issued is mutilated, destroyed, stolen or lost, the Trustee will issue a replacement Certificate upon request. The holder is subject to being charged a fee for the expenses of the Trustee in connection with the issuance of a replacement certificate.

     Delivery of Unit Certificates requested is normally made three (3) business days following receipt of a written request provided the minimum number of Units have been subscribed and the proceeds from the Offering have been released to the Depositor-Sponsor, Unit Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit Certificate holder must sign exactly as his or her name appears on the face of the Unit Certificate with the guaranteed in a manner as is acceptable to the Trustee. Unit Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially.

WHAT IS THE FEDERAL TAX STATUS OF THE TRUST AND TAX TREATMENT OF THE UNITS?

     This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unitholders should consult their tax advisors in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. The Trust Agreement authorizes the Trust to hold (i) assignments of rent (ii) certain short term debt investments consisting of U.S. Treasuries, corporate bonds rated B+ or better, debt obligations of state and local governments collectively sometimes referred to as "Debt Securities"), and (iii) interest in money market funds. The assignments of rents represent the lessor's assignment to the Trust of future rental income to be received pursuant to a commercial lease. The assignment of rents and the other investments approved for the Trust are collectively referred to as the "Securities."

     In the opinion of counsel for the Depositor-Sponsor under existing law:

     1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of the income derived from each Security when such income is considered to be received by the Trust. Each Unitholder will also be required to include in taxable income for Federal income tax purposes, any original issue discount with respect to his or her interest applicable to any debt instruments held by the Trust at the same time and in the same manner as though the Unitholder were the direct owner of such interest.

     2. Each Unitholder will be considered to have received all the rents and interest paid on his or her pro rata portion of each Security when such rents and interest are received by the Trust regardless of whether such rents or interest are used to pay a non-deductible cost of the Trust charge.

     3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise), or upon the sale or redemption of Units by such Unitholder. The price a Unitholder pays for this or her Units, generally including sales charges, is allocated among his or her pro rata proportion of each Security held by the Trust (in proportion to the Trust's purchase costs thereof) in order to determine his or her tax basis for his or her pro rata portion of each Security held by such Trust.

     4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss. Unitholders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes.

     THE DEBT SECURITIES -- PREMIUM. If a Unitholder's tax basis of his or her pro rata portion in any Debt Security exceeds the amount payable by the issuer of the Debt Security with respect to such pro rata interest upon maturity (or, in certain cases, the call date) of the Debt Security, such excess would be considered premium which may be amortized by the Unitholder at the Unitholder's election as provided in Section 171 of the Code. Unitholders should consult their tax advisors regarding whether such election should be made and the manner of amortizing premium.

     THE DEBT SECURITIES -- MARKET DISCOUNT. If a Unitholder's tax basis in his or her pro rata portion of Debt Securities is less than the allocable portion of such Debt Security's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "revised issue price"), such difference will constitute market discount unless the amount of market discount is "de minimis" as specified in the Code. Market discount accrues daily computed on a straight-line basis, unless the Unitholder elects to calculate accrued market discount under a constant yield method. Unitholders should consult their tax advisors as to the amount of market discount which accrues.

     Accrued market discount is generally includable in taxable income to the Unitholders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Debt Securities, on the sale, maturity or disposition of such Debt Securities by the Trust, and on the sale by a Unitholder of Units, unless a Unitholder elects to include the accrued market discount in taxable income as such discount accrues. If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expense incurred by the Unitholder which is incurred to purchase or carry his or her Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unitholders should consult their tax advisors regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

     THE DEBT SECURITIES -- BASIS. The tax basis of a Unitholder with respect to his or her interest in a Debt Security is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the Debt Securities in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized premium which the Unitholder has properly elected to amortize under Section 171 of the Code. A Unitholder's tax basis in his or her Units will equal his or her tax basis in his or her pro rata portion of all of the assets of the Trust.

     LIMITATIONS ON DEDUCTIBILITY OF THE TRUST'S EXPENSES BY UNITHOLDERS. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by such Unitholder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their tax advisors regarding limitations on the deductibility of Trust expenses.

     RECOGNITION OF TAXABLE GAIN OR LOSS UPON DISPOSITION OF SECURITIES BY THE TRUST OR DISPOSITION OF UNITS. As discussed above, Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less.

     If the Unitholder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust including his or her pro rata portion of all the Securities represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed. The Code includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules.

     COMPUTATION OF THE UNITHOLDER'S TAX BASIS. Initially, a Unitholder's tax basis in his or her Units will generally equal the price paid by such Unitholder for his or her Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his or her pro rata portion of each Security.

     FOREIGN INVESTORS. A Unitholder who is a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust) will generally be subject to United States Federal income taxes, including withholding taxes, on distributions from the Trust relating to such investor's share of income paid on the assignments of rent. However, interest income on the Debt Securities, or any gain from the sale or other disposition of, his or her pro rata interest in any Security or the sale of his or her Units will not be subject to United States Federal income taxes, including withholding taxes, provided that certain special conditions are met. Unitholders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.

     GENERAL. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the property taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.

At the termination of the Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the income received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

     Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Are Investments in the Trust Eligible for Retirement Plans?"

ARE INVESTMENTS IN THE TRUST ELIGIBLE FOR RETIREMENT PLANS?

     Units of the Trust are eligible for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws relating thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

HOW MAY UNITS BE REDEEMED OR TRANSFERRED?

     The Unitholders are not granted any rights to withdraw or redeem their investment in the Trust unilaterally. They can make a written request to the Trustee to redeem all or any portion of their Units. Whether or not the Units will be redeemed is discretionary with the Depositor-Sponsor. The Trustee shall only redeem those Units for which it has written authorization from the Depositor-Sponsor. The Depositor-Sponsor may charge a reasonable fee to a Unitholder who is permitted to redeem his or her Units to cover the Depositor-Sponsor's reasonable administrative costs incurred in effecting the redemption. The Depositor-Sponsor may also deduct from the proceeds due the redeeming Unitholder the Unitholder's share of any taxes or charges incurred by the Trustee in connection with the redemption.

     The Unitholders have no right to convert their Units into another security. A Unitholder may transfer his or her Unit(s) to any other party by providing a written transfer instrument including transfer instructions signed by the Unitholder and the transferee to the Trustee. Unitholders will not receive certificates evidencing their Units of beneficial interest in the Trust unless requested in writing, in which case the Trustee will, upon receiving proper notification, issue a Unit certificate to the requesting Unitholder. Partial redemptions of a Unitholder's interest in the trust are permitted in the discretion of the Depositor-Sponsor.

     Prior to termination of the Trust, there is no right of a Unitholder to receive funds from the Trust in exchange for his/or her Unit(s) or to require any party to acquire his or her Unit(s).

     The Units that are redeemed will be cancelled by the Trustee. The Indenture grants the Depositor-Sponsor the right to sell additional Units to replace those that were redeemed.

     The redemption price for Units of the Trust is calculated by using the exchange or over the counter asked quotations for Trust's traded Securities and the original purchase cost or an updated independent appraiser valuation, if applicable, for the Assignment(s) of Rents.

     The value determined for an Assignment of Rents is, initially, the price paid for the Assignment less any transaction costs (e.g., legal fees, real estate brokerage, recording costs, etc.) associated with the creation and transfer to the Trust of the Assignment.

     The price of Units being redeemed is determined by the most recent quarterly evaluation of the Trust portfolio. This evaluation is required to be made by the Depositor-Sponsor and then presented to the Trustee.

HOW MAY THE INDENTURE BE AMENDED OR TERMINATED?

     Unitholders do not have any voting rights except as to proposed amendments to the Indenture. Amendments to the Indenture that propose to change the type of securities deposited in the Trust as described in this Prospectus and amendments that propose to reduce the percentage of Unitholder approval required for changes to the Indenture require the affirmative vote of all Unitholders. All other proposed amendments require the approval of Unitholders holding more than 50 percent of the Units outstanding. The Unitholders with more than 50 percent of the Units outstanding may vote to appoint a successor Depositor-Sponsor to terminate the Trust and to liquidate the Trust Fund.

     The Unitholders are not required to be given notice nor is their consent required of any change in composition of the assets of the Trust provided such change is still within the categories of Securities described in this Prospectus. The Unitholders are required to be given notice of any proposed change to the Units if such change requires an amendment to the Trust Indenture. For example, if a proposal called for the elimination of Unit certificates for those Unitholders who request that the Trustee issue to them certificates evidencing their ownership of Units in the Trust, such a change, because it would require an amendment to the Trust Indenture, would correspondingly require prior notice to the Unitholders. On the other hand, a proposal to increase or decrease the purchase price per Unit to be paid by prospective Unitholders would not require notice to the Unitholders because it would not involve amendment the Trust Indenture.

     The Unitholders must be given notice (and must vote on) any proposed change in the Indenture, except where the change is instituted to cure an ambiguity, defect or inconsistency in the Indenture or where the change will not adversely affect the interest of the Unitholders. The Unitholders must be given notice of any party named a successor to the Depositor-Sponsor by the Trustee. The Unitholders must also be given notice of a change in Trustees by the successor trustee. The consent of more than 50% of the Unitholders is required in connection with the naming of a successor to the Depositor-

Sponsor. The consent of the Unitholders is not required in connection with the naming of a successor to the Trustee.

WHO IS THE DEPOSITOR-SPONSOR AND WHAT ARE ITS FUNCTIONS?

     Genesis Financial Group, Inc., a Michigan corporation which commenced business in 1994, is the Depositor-Sponsor for the Trust. It has organized and sponsored other non-public investment unit trusts. It has experience in identifying single user leased properties and acquiring those properties subject to net leases with large corporate or government tenants.

     The Depositor-Sponsor has contributed capital to or on behalf of the Trust for its organization and in order to pay various costs incurred in connection with the offering of the Units. The Depositor-Sponsor is responsible for the selection and acquisition of leased properties meeting the criteria set forth in this Prospectus and from which Assignments of Rents are derived which are then deposited in the Trust. The Depositor-Sponsor has discretion as to the substitution or elimination of Securities in the Trust portfolio. It has discretion as to the redemption of Units at the request of Unitholders. It has discretion to remove and replace the Trustee.

     The Depositor-Sponsor is required to repurchase the Assignments of Rents and liquidate the other Securities at the termination of the Trust. The repurchase price for an Assignment of Rents is an amount equal to the lesser of the net amount the Depositor-Sponsor receives from the sale of the Leased Property to which said Assignment of Rents applies or the amount the Depositor-Sponsor received upon depositing the Assignment of Rents with the Trust to become part of the Trust portfolio.

     The Indenture provides that the Securities held by the Trustee must be evaluated by the Depositor-Sponsor when they are deposited with the Trustee and thereafter at the end of each calendar quarter. If the Securities carry a public market price, it is the current asked price for purposes of making the evaluation of such Securities. Other Securities with no public market price, specifically the Assignment(s) of Rents, are valued at the Unitholders' total investment in the purchase costs of said Assignment(s) of Rents less any transaction expenses. The Depositor-Sponsor will use this value until such time as it determines that a new value should be used based on changed market or economic conditions, breached lease terms or the like, in which case the Depositor-Sponsor shall obtain the Assignment of Rents to be paid for by Depositor-Sponsor without reimbursement from the Trust.

     The President and sole shareholder of the Depositor-Sponsor is D. James Barton. Mr. Barton, age 56 is a lawyer who manages the Depositor-Sponsor's business with his son, Gregg S. Barton, age 29. The Depositor-Sponsor currently has two additional employees, a financial analyst and an administrative assistant.

WHO IS THE TRUSTEE AND HOW IS IT CHOSEN?

     The Trustee is Citizens First Savings Bank of Port Huron, Michigan. The Trustee is a mutual, state-chartered savings bank organized under the laws of the State of Michigan and regulated primarily by the State of Michigan.

     Under the Indenture the Trustee performs various custodial, record keeping and notice functions. It generally cannot exercise discretionary decision-making powers. Such power is given to the Depositor-Sponsor or, in some limited cases, to the Unitholders themselves.

     The Trustee is entitled to fees determined according to a formula or based on certain functions the Trustee performs. It is also entitled to reimbursement of direct expenses incurred on behalf of the Trust. Under the Indenture the Trustee is granted a lien on the Income and Capital Accounts of the Trust, which is superior to the claims of the Unitholders, for amounts due the Trustee in fees or for expense reimbursements.

     The Depositor-Sponsor has the power to remove the Trustee and replace it with a new Trustee. In the event of the resignation of a Trustee, the successor is also appointed by the Depositor-Sponsor. If no successor has been appointed after 30 days, the withholding Trustee may apply to a court for the appointment of a successor Trustee. If no successor is appointed through this process, the Unitholders may vote to terminate the Trust.

     TO WHAT EXTENT CAN THE DEPOSITOR-SPONSOR OR THE TRUSTEE BE HELD LIABLE TO THE UNITHOLDERS?

     The Depositor-Sponsor is not liable to the Unitholders for any action it takes or refrains from taking in good faith pursuant to the Indenture or for any errors in judgment. The Depositor-Sponsor may be held liable to the Unitholders for its own willful misfeasance, bad faith or negligence in the performance of its duties under the Indenture or pursuant to this Prospectus or by reason of a reckless disregard of those duties.

     The Trustee is liable only for its own gross negligence or willful misfeasance. It is not liable for any act or omission it does or does not do in good faith and where it believes its conduct is directly authorized or within the rights and powers conferred to the Trustee under the Indenture.

                              CROSS-REFERENCE SHEET


             Form N-8B-2 Item Number                          Form S-6 Heading in Prospectus

         I. ORGANIZATION AND GENERAL INFORMATION

1.    (a)     Name of Trust                                   Prospectus front cover

      (b)     Title of securities issues                      Summary of Essential Information

2.            Name and address of depositor                   Summary of Essential Information

3.            Name and address of trustee                     Summary of Essential Information

4.            Name and address of principal underwriters      *

5.            State of organization of trust                  What is Gen-Net Realty Unit Investment Trust?

6.            Execution and termination of trust agreement    General Information

7.            Changes of name                                 *

8.            Fiscal year                                     General Information

9.            Litigation                                      *


        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.   (a)     Registered or bearer securities                 What are the Offering Terms?

      (b)     Cumulative or distributive securities           How are Income and Capital Distributed?

      (c)     Redemption                                      How May Units be Redeemed or Transferred?

      (d)     Conversion, transfer, etc.                      How May Units be Redeemed or Transferred:


                                       26

      (e)     Periodic payment plan                           *

      (f)     Voting rights                                   How May the Indenture be Amended or Terminated?

      (g)     Notice of certificateholders                    How May the Indenture be Amended or Terminated?

      (h)     Consents required                               How May the Indenture be Amended or Terminated?

      (i)     Other provisions                                Who is the Depositor-Sponsor?
                                                              What are its functions?

11.           Types of securities comprising units            What are the Securities?; What is Gen-Net Realty
                                                              Unit Investment Trust?

12.           Certain information regarding periodic          *
              payment certificates

13.   (a)     Load, fees, expenses, etc.                      What are the Depositor-Sponsor's Profits; How are
                                                              Capital and Income Distributed?

      (b)     Certain information regarding periodic          *
              payment certificates

      (c)     Certain percentages                             Summary of Essential Information; What are the
                                                              Depositor-Sponsor's Profits?

      (d)     Certain other fees, etc. payable by holders     General Information

      (e)     Certain profits receivable by depositor,        General Information; What are the
              principal underwriters, trustee or              Depositor-Sponsor's Profits?
              affiliated persons

      (f)     Ratio of annual charges to income               What are the Offering Terms?

14.           Issuance of trust's securities                  What are the Offering Terms?


                                       27

15.           Receipt and handling of payments from           *
              purchasers

16.           Acquisition and disposition of underlying       What are the Securities?; How are the Trust's
              securities                                      Securities Selected for, Substituted within, or
                                                              Eliminated from the Portfolio?

17.           Withdrawal or redemption                        How may Units be Redeemed or Transferred?

18.   (a)     Receipt, custody and disposition of income      Unit Investment Trust?; How are Income and Capital
                                                              Distributed?

      (b)     Reinvestment of distributions                   *

      (c)     Reserves or special funds                       *

      (d)     Schedule of distributions                       How are Income and Capital Distributed?

19.           Records, accounts and reports                   What Reports Will Unitholders Receive?

20. Certain miscellaneous provisions of trust agreement

      (a)     Amendment                                       How May the Indenture be Amended or Terminated?

      (b)     Termination                                     How May the Indenture be Amended or Terminated?

      (c)     and (d) Trustee, removal and successor          Who is the Depositor-Sponsor and What are its
                                                              Functions?; Who is the Trustee and How is it Chosen?

      (e)     and (f) Depositor, removal and successor        How May the Indenture be Amended or Terminated?

21.           Loans to security holders                       *


                                       28

22.           Limitations on liability                        To What Extent can the Depositor-Sponsor or the
                                                              Trustee of held Liable to Unitholders?

23.           Bonding arrangements                            *

24.           Other material provisions of trust agreement    *


       III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.           Organization of depositor                       Who is the Depositor-Sponsor and What are its
                                                              Functions?

26.           Fees received by depositor                      What are the Depositor-Sponsor's Profits?

27.           Business of depositor                           Who is the Depositor-Sponsor and What are its
                                                              Functions?

28.           Certain information as to officials and         Who is the Depositor-Sponsor and What are its
              affiliated persons of depositor                 Functions?

29.           Voting securities of depositor                  *

30.           Persons controlling depositor                   Who is the Depositor-Sponsor and What are its
                                                              Functions?

31.           Payment by depositor for certain services       *
              rendered to trust

32.           Payment by depositor for certain other          *
              services rendered to trust

33.           Remuneration of employees of depositor for      *
              certain services rendered to trust

34.           Remuneration of other persons for certain       *
              services rendered to trust


                                       29

                         IV. DISTRIBUTION AND REDEMPTION

35.           Distribution of trust's securities by states    *

36.           Suspension of sales of trust's securities       *

37.           Revocation of authority to distribute           *

38.   (a)     Method of distribution                          What are the Offering Terms?

      (b)     Underwriting agreements                         *

      (c)     Selling agreements                              What are the Offering Terms?

39.   (a)     Organization of principal underwriters          *

      (b)     N.A.S.D. membership of principal underwriters   What are the Offering Terms?

40.           Certain fees received by principal              *
              underwriters

41.   (a)     Business of principal underwriters              *

      (b)     Branch offices of principal underwriters        *

      (c)     Salesmen of principal underwriters              *

42.           Ownership of trust's securities by certain      *
              persons

43.           Certain brokerage commissions received by       *
              principal underwriters

44.   (a)     Method of valuation                             Who is the Depositor-Sponsor and What are its
                                                              Functions?


                                       30

      (b)     Schedule as to offering price                   *

      (c)     Variation in offering price to certain persons  *

45.           Suspension of redemption rights                 *

46.   (a)     Redemption valuation                            How May Units be Redeemed or Transferred?

      (b)     Schedule as to redemption price                 *

47.           Maintenance of position in underlying           *
              securities


               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.           Organization and regulation of trustee          Who is the Trustee and How is it Chosen?

49.           Fees and expenses of trustee                    Who is the Trustee and How is it Chosen?

50.           Trustee's lien                                  Who is the Trustee and How is it Chosen?


        VI. INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF SECURITIES

51.           Insurance of holders of trust's securities      *


                            VII. POLICY OF REGISTRANT

52.   (a)     Provisions of trust agreement with respect to   How are the Trust's Securities Selected for,
              selection or elimination of underlying          Substituted within, or Eliminated from the
              securities                                      Portfolio?


                                       31

      (b)     Transactions involving elimination of           How are the Trust's Securities Selected for,
              underlying securities                           Substituted within, or Eliminated from the
                                                              Portfolio?

      (c)     Policy regarding substitution or elimination    How are the Trust's Securities Selected for,
              of underlying securities                        Substituted within, or Eliminated from the
                                                              Portfolio?

      (d)     Fundamental policy not otherwise covered        *

53.           Tax status of Trust                             What is the Federal Tax Status of the Trust and Tax
                                                              Treatment of the Units?


                   VIII. FINANCIAL AND STATISTICAL INFORMATION

54.           Trustee's securities during last ten years      *

55.

56.

57.           Certain information regarding periodic          *
              payments

58.           Financial statements                            To be supplied by amendment

*    Inapplicable, answer negative or not required.

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                       CONTENTS OF REGISTRATION STATEMENT

     This registration statement comprises the following papers and documents:

     The facing sheet.

     The prospectus consisting of 25 pages.

     The undertaking to file reports.

     The signatures.

     The cross-reference sheet reconciling information in the Prospectus with the items of Form N-8B-2.

     Written consents of the following persons: The respective written consents of the Trust's accountants and counsel to use if their names in the Prospectus shall be filed by pre-effective amendment as exhibits to this Registration Statement.

     The following exhibits:

Exhibit 1.1 - Gen-Net Realty Unit Investment Trust Trust Agreement dated April 2000 (incorporated by reference to Form N-8B2 (File No. ___________________) filed on behalf of Gen-Net Realty Unit Investment Trust Corporate-Government Series).

Exhibit 1.2 - Form of Amended and Restated Trust Agreement between Genesis Financial Group, Inc. and Citizens First Savings Bank as trustee (incorporated on behalf of Gen-Net Realty Unit Investment Trust Corporate-Government Series).

Exhibit 1.3 - Form of Distribution Agreement (incorporated by reference to Form N-8B2 (File No. __________________) filed on behalf of Gen-Net Realty Unit Investment Trust Corporate-Government Series).

Exhibit 1.4 - Form of Escrow Agreement (incorporated by reference to Form N-8B2 (File No. __________________) filed on behalf of Gen-Net Realty Unit Investment Trust Corporate-Government Series).

Exhibit 1.5 - Form of Assignment of Rents and Security Agreement by and between Genesis Financial Group, Inc., Gen-Net Realty Unit Investment Trust, Corporate-Government Series and Citizens First Savings Bank as Trustee (incorporated by reference to Form N-8B2 (File No.______________) filed on behalf of Gen-Net Realty Unit Investment Trust Corporate-Government Series).

Exhibit 1.6 - Form of Security (incorporated by reference to Form N-8B2 (File No. ____________) filed on behalf of Gen-Net Realty Unit Investment Trust Corporate-Government Series).

Exhibit 1.7 - Certificate of Incorporation and by-laws of Genesis Financial Group, Inc. (incorporated by reference to Form N-8B2 (File No.
_____________________) filed on behalf of Gen-Net Realty Unit Investment Trust Corporate-Government Series).

Exhibit 1.8 - Code of Ethics - (incorporated by reference to Form N-8B2 (File No. _____________________) filed on behalf of Gen-Net Realty Unit Investment Trust Corporate-Government Series).

Exhibit 2 - Option of Counsel (to be filed by pre-effective amendment).

Exhibit 3 - Financial Statements (to be filed by pre-effective amendment).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Gen-Net Realty Unit Investment Trust, Corporate and Government Series, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Southfield, and State of Michigan on the 10th day of May, 2000.

                                     GEN-NET REALTY UNIT INVESTMENT
                                     TRUST, CORPORATE AND GOVERNMENT
                                     SERIES

                                     By   Genesis Financial Group, Inc.


Attest: /s/ Gregory S. Barton        By: /s/ James Barton
       --------------------------       ----------------------------------
         Gregory S. Barton               D. James Barton, President
         Secretary